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bhowell@sidley.com +1 214 981 3418	FOUNDED 1866

February 14, 2017

Via EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	Vistra Energy Corp.
Registration Statement on Form S-1
Filed December 23, 2016
File No. 333-215288
CIK No. 0001692819

Dear Ms. Ransom:

This letter sets forth the responses of Vistra Energy Corp. (the “Company”) to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 19, 2017 (the “Comment Letter”) concerning the Registration Statement on Form S-1 (File No. 333-215288) (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR.

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter, and set forth below each such comment is the Company’s response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Prospectus Summary, page 1

1.	Please revise your prospectus summary to minimize or eliminate duplicative disclosures. For example, your disclosures here are identical to your disclosures on page 103. Your summary should be a brief overview of the key aspects of the offering and should avoid disclosure repeated in different sections that does not enhance the quality of the information. Refer to Item 503(a) of Regulation S-K and Note 4 to Rule 421(b) under the Securities Act, as amended.

The Company has revised the section of the Registration Statement entitled “Prospectus Summary,” as well as other sections throughout the Registration Statement, including “Business,” to minimize or eliminate duplicative disclosures.

Our Company, page 1

2.	Please disclose the basis for your assertions about your competitive position within your industry. If you do not have independent support for a statement, please revise the language to make clear that this is your belief based upon management’s experience in the industry, if true. If applicable, please also provide independent supplemental materials that support your assertions, with appropriate markings to highlight the applicable portion of the source and cross-references to the relevant statements in your prospectus. The following are examples only of some of your competitive position assertions:

•	“[O]ur band name retail electricity provider business, TXU EnergyTM, which is the largest retailer of electricity in Texas… and maintains the highest residential customer retention rate of any text retail provider in its respective core market”;

•	“The balance between our retail and wholesale operations creates a uniquely integrated company that is the largest power generator and retail provider of electricity in Texas”;

•	“As largest retail provider in ERCOT, the only fully deregulated retail market, TXU Energy lowers risk profile of overall portfolio compared to competitors in other markets”;

•	“Largest generator of ERCOT electricity”; and

•	“Largest REP in ERCOT.”

Concurrently with the submission of this letter, the Company is providing supplemental materials to the Staff to support various statements made throughout the Registration Statement. The Company also has included citations to various independent sources supporting corresponding assertions about its competitive position within the Registration Statement.

Our Competitive Strengths

Positioned to capture upside in the attractive ERCOT market, page 10

3.	We note references to third-party sources for statistical, qualitative or comparative statements here and in other sections of your prospectus. For example, you make references to reports by the United States Energy Information Administration. Please provide copies of these source materials to us, appropriately marked to highlight the section relied upon. Please also tell us whether these reports are publicly available without cost or at a nominal expense to investors.

As noted in the response to comment 2 above, concurrently with the submission of this letter, the Company is providing supplemental materials to the Staff to support various references to third party sources throughout the Registration Statement. The supplemental materials being provided include copies of these source materials, annotated with the requested markings and identification regarding whether each such source is publicly available without cost or at a nominal expense to investors.

Reorganization and Emergence, page 15

4.	We note your chart showing the ownership structure of Vistra Energy Corp. and certain of its key subsidiaries following your emergence from bankruptcy. Please revise your chart to disclose the ownership percentages which your company and affiliates have in each entity.

The Company has revised the text on pages 14 and 49 of the Registration Statement to reflect that all subsidiaries are directly or indirectly wholly-owned by Vistra Energy Corp., except for Prefco, which has a class of preferred stock that is held by outside investors (see the response to comment 5 below).

5.	We note that preferred stock in Vistra Preferred Inc. is held by outside investors. Please disclose whether this class of equity holders has any voting rights or control over Vistra Preferred Inc.

The Company has revised the disclosure on pages 14 through 15 and 49 through 50 of the Registration Statement to clarify that holders of Prefco Preferred Stock have no voting or other control rights over Prefco, except (a) as required by the DGCL, (b) in the event Prefco fails to pay dividends payable on the Prefco Preferred Stock in full for 12 consecutive dividend payment dates, (c) in connection with the authorization, creation or issuance of any securities of Prefco senior to the Prefco Preferred Stock or (d) upon any attempt to amend, alter or repeal any provisions of Prefco’s Certificate of Incorporation to materially and adversely affect the voting powers, rights or preferences of the holders of Prefco Preferred Stock.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 56

6.	If you continue to present pro forma financial statements, please consider providing the disclosures required by ASC 852-10-50-7(c) within the introductory narrative or the notes to your pro forma financial statements to provide your readers with greater insight into how you determined your reorganization value.

The Company has revised the disclosure on page 54 of the Registration Statement accordingly to provide more insight on the determination of reorganization value.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements of Vistra Energy

Plan Effects and other (Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 61

7.	We note that the pro forma entry to record the payment of the $1 billion 2016 Special Dividend was made to cash and additional paid-in-capital in adjustments (b) and (p). Please tell us why such payment was not recorded to your retained earnings (deficit) equity account since the dividend appears to have been made and approved by your board of directors subsequent to the emergence rather than as part of the Plan of Reorganization. As part of your response, tell us whether the dividend was legally declared out of additional paid-in capital.

The Special Dividend was legally declared by the Board following its determination that the Company had adequate surplus within the meaning given such term under the DGCL. In our efforts to produce a condensed consolidated balance sheet, we inadvertently excluded the retained deficit caption. The Company has updated its unaudited pro forma condensed consolidated financial statements to include a retained deficit caption in its balance sheet along with the associated adjustment to that line for the 2016 Special Dividend. The Company also has amended its related adjustment in note (r) (formerly note (p)) on page 60 accordingly.

8.	Refer to adjustment (k) regarding the liability recorded for the Tax Receivable Agreement. Please tell us and consider disclosing the significant assumptions used to calculate this amount, including, the period in which payments are to be made, the corporate tax rate used, and how you determined the amount of cash savings.

The more significant assumptions the Company used to calculate the liability recorded for the Tax Receivable Agreement included (a) the amount of tax basis step-up resulting from the PrefCo Preferred Stock Sale (which for purpose of the Registration Statement is assumed to be approximately $5.4 billion) and the allocation of such tax basis step-up among the assets subject thereto, (b) the depreciable lives of the assets subject to such tax basis step-up, which generally is expected to be 15 years for most of such assets, (c) a federal corporate income tax rate of 35%, (d) the Company will generate sufficient income so as to be able to utilize the deductions arising out of (i) the tax basis set up attributable to the PrefCo Preferred Stock Sale, (ii) the entire tax basis of the assets acquired as a result of the purchase and sale agreement, dated as of November 25, 2015 by and between La Frontera Ventures, LLC and Luminant Holding Company LLC and (iii) tax benefits related to imputed interest deemed to be paid by us as a result of payments under the Tax Receivable Agreement in the tax year in which such deductions arise and (e) a discount rate of 15%, which represents the Company’s view of the rate that a market participant would use based on the risk associated with the uncertainty in the amount and timing of the cash flows. The Company has revised the discussion of note (m) (formerly note (k)) on pages 59 through 60 to include the aforementioned items, as well as other details about the assumptions used to calculate the fair value of the Tax Receivable Agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations, page 79

9.	Please include discussions of the changes in your “interest expense and related charges” and “income tax benefit (expense)” line items. Refer to Item 303 of Regulation S-K.

The Company has supplemented the disclosure on pages 79, 80 and 82 accordingly.

Debt Activity, page 87

10.	We note that your outstanding debt is subject to certain restrictive and affirmative financial covenants. Please disclose whether you are in compliance with your outstanding restrictive and affirmative covenants. Please refer to Section IV.C of SEC Release No. 33-8350.

The Company has supplemented the disclosure on page 87 accordingly.

Off-Balance Sheet Arrangements, page 92

11.	Please revise your disclosure to disclose any known event, demand, commitment, trend or uncertainty that will result in or is reasonably likely to result in the termination or material reduction in availability to you of the off-balance sheet arrangements and the course of action that the registrant has taken or proposed to take in response to any such circumstances. Please refer to Item 303(a)(4)(i)(D) of Regulation S-K.

The Company has no off-balance sheet arrangements and has revised the disclosure on page 90 accordingly.

Business, page 97

12.	Please revise your prospectus to provide the disclosures required by Item 102 of Regulation S-K.

The Company has revised the disclosure on page 100 accordingly.

13.	We note that you partially attribute your predecessor’s bankruptcy to the sustained decline of natural gas prices that challenged your predecessor’s results of operations and cash flows resulting in an inability to support interest payments and debt maturities. We further note that you are engaged in the same line of businesses as your predecessor before they entered bankruptcy and that the issues regarding natural gas prices appear to persist in view of the chart provided on page 71. However, throughout your business section you describe your company as, among other things, a highly valued retail brand and “leading energy company” with a unique integrated business model that insulates you from commodity price movements and provides unique earnings stability. Please revise this section to provide more balanced disclosure of the positive and negative aspects of your business, particularly in light of your predecessor’s bankruptcy, the similarities in your business operations, and current natural gas price trends.

The Company has attempted to revise the disclosure throughout the Registration Statement to further balance the positive and negative aspects of its business. In addition, the Company has added on pages 12 through 13 in the prospectus summary a section entitled “Risk Factors” in order to highlight, and provide a cross reference to, other sections in the prospectus where the Company has significant disclosure regarding the material risks associated with its business, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.”

Further, the Company would like to clarify for the Staff that, while it is in the same line of business as its Predecessor and is subject to many of the same risks as its Predecessor, the Company believes its overall risk profile is materially different from its Predecessor. This is because the Company’s balance sheet is not burdened by the substantial amount of debt (and associated interest payments) that burdened its Predecessor due to the significant amount of debt and interest its Predecessor incurred in connection with the leveraged buy-out of EFH Corp. in 2007. The Emergence allowed the Company to significantly de-lever its balance sheet. For example, as of September 30, 2016, the Predecessor had total debt of approximately $3.7 billion and, on a pro forma basis, the debt of the Company as of September 30, 2016, was estimated at $4.6 billion. While the Predecessor also benefitted from an integrated business model, the benefits did not insulate it completely from the risks associated with its substantial leverage. As noted above, the Company has attempted to present, in a balanced manner, the advantages of its business model with the material risks associated with its business given the current facts and circumstances and known trends facing the Company.

14.	We note your risk factor on page 37 which states your business may fluctuate on a seasonal basis as the weather changes. Please include a discussion of the manner in which seasonality affects your business and your segments. Please refer to Item 101(c)(1)(v) of Regulation S-K.

The Company has supplemented the disclosure on page 109 accordingly.

15.	Please disclose the sources and availability of raw materials. Please refer to Item 101(c)(1)(iii) of Regulation S-K.

The Company has supplemented the disclosure on pages 102 and 103 accordingly.

16.	We note several risk factors on pages 32-33 discussing the material risks to your company’s business and financial condition associated with compliance with federal, state and local government regulations, including environmental laws. Please revise your prospectus to include the disclosure required by Item 101(c)(1)(xii) of Regulation S-K.

The Company has supplemented the disclosure on pages 111, 112, 113, 114 and 115 accordingly.

Our Company, page 97

17.	We note your statement that you sell retail electricity and value-added services to approximately 1.7 million residential, commercial and industrial customers in Texas as of September 30, 2016. Please revise your disclosure to quantify individually the number of customers that are residential, commercial and industrial and the revenues generated by each group as a percentage of net revenues during your last three fiscal years.

The Company believes its disclosures comply with Item 101(c)(1)(i) of Regulation S-K and provide all meaningful information that a reasonable investor needs to understand the Company’s lines of business and products and services. In this regard, the Company has disclosed operating statistics relating to its principal products and services on page 77 of the Registration Statement. Specifically, these operating statistics include (a) operating revenues and sales volumes attributable to the Company’s retail operations and (b) production, cost and pricing data attributable to its wholesale power generation operations, in each case with respect to its last three fiscal years. The Company has updated its disclosure on page 95 to include a cross-reference to this financial information.

The Company notes that, as a result of the Emergence and its application of fresh-start reporting, the Company reviewed several of its accounting policies, including segment reporting as promulgated under ASC 280. Due to the way in which its new chief operating decision maker and leadership team manage and review the performance of its operations, commencing with its financial statements for the year ended December 31, 2016, the Company intends to transition to reporting operating segments that consist of (1) its retail electricity operations and (2) its wholesale power generation operations. The Company believes this approach to segment reporting will provide investors with informative disclosure regarding its lines of business and products and services. As referenced in the response to comment 22 below, the Company expects to include such segment-based financial information in future amendments to the Registration Statement.

Our Integrated Business Model, page 99

18.	We note your chart highlighting the competitive advantages of your integrated business model compared to your non-integrated competitors. Please ensure that your revised disclosure is balanced, and discloses any material disadvantages to your integrated model.

As described in response to comment 13 above, the Company has revised the disclosure throughout the Registration Statement, including page 97, to further balance the disclosure to describe the advantages of its business model as well as the risks to its business.

Our Competitive Strengths, page 103

19.	Please provide a discussion of the competitive conditions in the markets which you compete. Please refer to Item 101(c)(1)(x) of Regulation S-K.

The Company has revised the disclosure on page 109 accordingly.

Highly Valued Retail Brand And Customer-Focused Operations, page 104

20.	We note that you state that your TXU Energy™ brand enjoys long-standing and strong brand recognition throughout ERCOT, enabling you to effectively acquire, serve and retain a broad spectrum of retail electricity customers and that your TXU Energy™ brand is viewed by customers as a symbol of a trustworthy, customer-centric, innovative and dependable electricity service. Please disclose the importance to the segment and the duration and effect of all patents, trademarks, licenses, franchises and concessions held. Please refer to Item 101(c)(1)(iv) or Regulation S-K.

TXU Energy has been selling electricity to customers in the ERCOT market for approximately 15 years. Like any retailer in a competitive market, TXU Energy’s brand name is an important asset that it has registered and protected under applicable trademark law. The Company currently estimates the preliminary value of its TXU Energy brand at approximately $1.2 billion (see, e.g., the unaudited pro forma financial information included on page 61). The TXU Energy brand is the only material intellectual property asset that the Company owns. The Company has revised the disclosure on page 110 accordingly.

Executive Compensation, page 121

21.	Please update the disclosure to provide the information required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2016. Please refer to Regulation S-K Compliance and Disclosure Interpretation 117.05.

The Company has revised the disclosure on pages 121 through 138 accordingly.

Financial Statements

22.	Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X.

The Company undertakes to update the financial statements and related financial information included in future amendments to the Registration Statement, as necessary, to comply with Rule 3-12 of Regulation S-X.

Interim Financial Statements for the Quarterly Periods Ended September 30, 2016 and 2015, page F-77

Condensed Statements of Consolidated Cash Flows, page F-84

23.	Please clearly identify the line items in your statement of cash flows that relate to your Plan of Reorganization. Refer to ASC 852-10-45-13.

ASC 852-10-45-13 allows for the disclosure of cash receipts or payments related to reorganization items within a supplemental schedule or the notes to the financial statements if the indirect cash flow method is used to derive the cash flows statement. The Company believes it has met this standard through separate presentation of the contract claim adjustments on the face of its condensed consolidated statements of cash flows (included at page F-84) and disclosure within the supplemental cash flow information table within the notes to the financial statements (specifically, Note 16 on page F-122). Footnote (b) of that table provides cash payments related to reorganization items representing payments for legal and other consulting services. With these two sources of information, the Company believes a reasonable investor can understand the cash flow impact of all reorganization items listed in its reorganization items note (Note 8 on page F-99).

6. Impairment of Long-Lived Assets, page F-97

24.	Please tell us whether any events transpired during the nine months ended September 30, 2016 that caused you to test long-lived assets for impairment. If so, please provide us with a summary of your analysis that concluded that no impairment was necessary. Refer to ASC 360-10-35. Notwithstanding the foregoing, please help us to understand and reconcile the value of your long-lived assets upon application of fresh-start accounting as seen in your pro forma financial statements to the balance of such assets as seen in your historical financial statements as of September 30, 2016. We note that a $5.8 million valuation adjustment was recorded to write down the assets to its $4.6 million fair value. Please provide us with details of the generation plants that were written down and the basis for such adjustments, and explain why such adjustments were not appropriate prior to adoption of fresh-start accounting. Additionally, please tell us whether assets acquired as part of the Lamar and Forney acquisition were written down as part of fresh-start accounting.

For the nine months ended September 30, 2016, the Company did not identify any events that required the Company to test its long-lived power generation assets for impairment. The Company executes a quarterly process to review events that could indicate potential impairments for long-lived assets. Specific to the Company’s long-lived generation and mining assets, this quarterly analysis includes reviewing specific factors that would have a material impact on the recoverability of the carrying value of those assets, including (a) significant changes in forward/forecasted electricity prices, (b) changes in environmental regulations and (c) changes in operating plans for any of the assets. During the nine-month period ended September 30, 2016, the Company noted no significant change to these factors as it reviewed the carrying values of its long-lived assets. Furthermore, based on its recent long-lived asset impairments recorded in 2015 and 2014, as described below, failure of an undiscounted cash flow test under ASC 360 with respect to the remaining unimpaired generation assets was remote in the event a triggering event had been identified given the amount of cushion between the carrying value of the assets and their respective undiscounted cash flows.

The Predecessor recorded long-lived asset impairment charges of approximately $2.541 billion and $4.64 billion in 2015 and 2014, respectively (see, e.g., the discussion at page F-34 of the Registration Statement). These impairments were recorded for the Company’s Martin Lake, Monticello, Sandow 4, Sandow 5 and Big Brown lignite/coal fueled generation facilities and related mining operations. In conjunction with these impairment charges, the Predecessor also reviewed other generation assets for impairment under ASC 360. In reviewing such other assets during those periods, which predominately consisted of its Comanche Peak nuclear facility and its Oak Grove lignite/coal fueled generation facility, the Predecessor compared the undiscounted cash flows for those assets to their respective carrying values as required under ASC 360. As of the Company’s most recent impairment test at December 31, 2015, those undiscounted cash flows exceeded the carrying value of the Company’s Comanche Peak and Oak Grove assets by approximately $6.7 billion and $4.5 billion, respectively. The cushion for those assets is due to several factors, including the long term useful lives at those facilities (which span in excess of 30 years for both facilities) and the continued expected profitability of those assets due to lower fuel costs than the rest of the Company’s generation fleet. Although significant cushion existed in the undiscounted ASC 360 impairment test, the fair value of the two facilities was less than the carrying amounts. As a result, the Company expected a reduction in the carrying amount when applying fresh-start reporting under ASC 852. The preliminary adjustment included in the amended pro forma balance sheet provided in Amendment No. 1 for the two aforementioned facilities was approximately $5.2 billion.

The Company’s pro forma balance sheet adjustments included in Amendment No. 1 include a decrease in the fair value of the Company’s Lamar and Forney generation plants that were acquired in April 2016 of approximately $100 million, or 8% of the carrying value of those assets as of September 30, 2016. This adjustment was driven by slightly lower long-term electricity prices utilized in estimating the fair value of the facilities at the fresh-start reporting date.

Should you have any questions with respect to the foregoing or require further information, please contact the undersigned at (214) 981-3418.

Very truly yours,

/s/ William D. Howell

William D. Howell

cc:	Curtis A. Morgan
Vistra Energy Corp.

Stephanie Moore
Vistra Energy Corp.

Edward Petrosky
Sidley Austin LLP